Exhibit 4.18

(Summary Translation)

Working Capital Loan Agreement with Chongqing Rural Commercial Bank, Wanzhou Branch

Date of the Agreement	August 18, 2020

Lender (Party A)	Chongqing Rural Commercial Bank, Wanzhou Branch

Borrower (Party B)	Xinjiang Daqo New Energy Co., Ltd.

Type of loan	Working capital loan

Use of loan proceeds	Business operation

Amount	RMB 33,850,000

Term of loan	24 months, from August 18, 2020 to August 17, 2022.

Interest rate	Fixed rate at 4.7%, which will not change during the term of loan

Penalty rate

In the event of failure to repay the loan in accordance with the Agreement, breach of covenants under the Agreement, false statements in credit documents or breach of any other obligations under the Agreement, the penalty rate shall be 50% over the interest rate.

In the event of misappropriation of the loan proceeds under the Agreement, the penalty rate shall be 100% over the interest rate.

Repayment of interest	Interest shall be paid monthly at the 20th day of each month

Repayment of principal

RMB677,000 shall be repaid by February 17, 2021, RMB677,000 shall be repaid by August 17, 2021, RMB16,925,000 shall be repaid by February 17, 2022 and the remaining principal shall be paid by August 17, 2022.

Guarantee and Security

Joint and several liability guarantees provided by Daqo Group Co., Ltd. and Chongqing Daqo New Energy Co., Ltd., Nanjing Daqo New Energy Co., Ltd., Zhenjiang Daqo Solar Co., Ltd. and Najing Daqo Transportation Equipment Co., Ltd. (南京大全交通设备有限公司)

Land, building and equipment of the Phase 1 project, expansion project and Phase 2A project as collateral.

Party A’s rights and obligations

(1) Party A has the right to be informed about Party B’s operations, financial condition and inventory, supervise and inspect the use of the loan, and require Party B to provide financial statements and other documents and information;

(2) Party A has the right to deduct any amount due under the Agreement from the balance of the account Party B opens with Party A under the Agreement;

(3) Party A has the obligation to fund the loan in accordance with the Agreement;

(4) In the event that Party B fails to perform its obligations, Party A has the right to disclose to the public such default by Party B;

(5) Party A shall keep information regarding Party B’s liabilities, financial condition and operations confidential except for reasonable internal use by Party A, use for corporate credit purposes and other permissible uses under laws and regulations; and

(6) Party A has the right to participate in Party B’s material financing, asset disposal, merger, spinoff, restructuring, liquidation and dissolution and other activities in order to protect Party A’s creditor’s rights.

Party B’s rights and obligations

(1) Party B has the right to and shall use the loan in accordance with the Agreement and the law;

(2) Party B shall repay the principal and interest when due and payable;

(3) Party B shall promptly notify Party A in writing and implement repayment measures acceptable to Party A in the event that there shall be a change that affects the rights and obligations under this Agreement, threatens Party B’s ordinary operations or materially and adversely affects Party B’s ability to perform its repayment obligations under the Agreement (including but not limited to suspension, termination, closure, bankruptcy, suspension or cancellation of manufacturing or sales permits or business license, illegal activity by Party B, its legal representative or senior management, material safety accidents, material litigation, material difficulty of its operations, or deterioration of its financial condition);

(4) In the event of any partial or complete loss of the ability of the guarantor under the Agreement to guarantee the loan (including but not limited to suspension, termination, cancellation, bankruptcy, involvement in litigation or arbitration, administrative penalty or operating loss) or in the event of any loss in the collateral for the loan, Party B shall promptly notify Party A and provide other security acceptable to Party A;

(5) Party B shall notify Party A in writing within 15 days following any change to the registration of its name, registered capital, legal representative, legal address and scope of operations;

(6) Party B shall bear any loss, risk or liability in the event that the proceeds of loan are seized or withheld by any competent authority after Party A credits the loan proceeds to Party B’s account;

(7) Throughout the term of the loan, without Party A’s prior consent, Party B shall not dispose of any material assets (other than to repay the loan to Party A) and shall not make any distributions to its shareholder;

(8) Party B shall promptly inform and report to Party A any permits, approvals, and reviews related to environmental and social risks in the process of commencement of construction, construction, operation and shutdown, assessment and inspection of environmental and social risks, construction and operation of environmental supporting facilities, pollutant discharge and compliance, major complaints and protests from neighboring communities, and other material issues that Party A believes are related to environmental and social risks; and

(9) Party B shall cooperate with Party A or third parties approved by Party A with respect to the assessment of inspection of Party B’s environmental and social risks and shall perform duties that Party B believes to in association with environmental and social risks.

Party B’s Covenants

(1) Compliance with law and regulation;

(2) Timely and periodic provision to Party A of financial statements and true, accurate, complete and effective information on accounts payable and receivable, inventory details and activities of capital collection account;

(3) Diligent and active cooperation with Party A’s supervision of loan funding, post-funding supervision and other relevant inspections;

(4) Prompt notice to Party A in the event of any material adverse effect on Party B’s repayment abilities and implementation of repayment measures acceptable to Party A;

(5) No evasion of entrusted payment by Party A;

(6) Party A has the right to demand prepayment in light of cash collection by Party B; and

(7) In the event of any merger, spinoff, share equity change or transfer, change of operation method (such as contracting or lease), material asset transfer or disposal, share equity pledge, investment, guarantee, material increase of indebtedness, new project and other material matters, Party B shall notify Party A in advance in writing, and shall not be engaged in these actions without performing obligations under the loan and providing guarantee or other risk management measures acceptable to Party A.

Breach

Party A is entitled to make additional requirements of loan disbursement, terminate the disbursement of loan at its discretion, declare the principal and interest immediately due and payable in whole or in part, or take other risk control measures, upon the occurrence of any of the following events:

(1) Party B fails to comply with its undertakings or provides false financial information or omits material facts;

(2) Party B fails to repay the loan in accordance with this Agreement;

(3) Party B fails to use the loan proceeds or draw down the loan in accordance with this Agreement;

(4) Party B rejects supervision and investigation in connection with Party B’s use of proceeds and business operation;

(5) Party B takes measures to evade repayment of the loan;

(6) There is a material change in Party B’s financial condition, or there is a material change in the guarantee; or

(7) Party A recognizes that Party B violates this Agreement or takes measures that is likely to violate this Agreement.